

February 6, 2009

Mr. James H. Haddox
Chief Financial Officer, Quanta Services, Inc.
1360 Post Oak Blvd., Suite 2100
Houston, TX 77056

Re: **Quanta Services, Inc.**
Form 10-K for the year ended December 31, 2007
Definitive Proxy Statement, April 18, 2008
Form 10-Q for the quarter ended September 30, 2008
File No. 1-13831

Dear Mr. Haddox:

We have reviewed your response to our letter dated December 23, 2008 and have the following comment. We ask that you respond within ten business days.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the period ended September 30, 2008

Notes to the Condensed Consolidated Financial Statements

Note 9. Segment Information, page 25

1. We have read your response to our comment in our previous letter dated December 23, 2008 and appreciate the additional information you have provided. We note that you have aggregated 26 operating segments into your Infrastructure Services reporting segment. Paragraph 17 of SFAS 131 states that two or more operating segments may be aggregated into a single operating segment if the aggregation is consistent with the objectives and basic principles of SFAS 131. As outlined in paragraph 3 of SFAS 131, segment disclosures are intended to help users of financial statements better understand a company's performance. Based on the information you have presented in your response letters as well as the information contained in your periodic reports, it appears that your 26 operating segments do not all have similar characteristics. For example, we note differences in your operating segments based on the type of work performed and the industry in which the segments operate. Therefore it appears that by aggregating all 26 operating segments into your Infrastructure Services reporting segment, you may not meet the basic principles and objectives of SFAS 131 since a more disaggregated approach would provide users with more specific information to assess your performance.   Please reconsider your approach or tell us why you believe your aggregation policy complies with SFAS 131.

As appropriate, please amend your filing and respond to these comments within ten business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding this comment, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Tricia Armelin, Senior Staff Accountant, at (202) 551-3747, or to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Branch Chief